Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: February 6, 2014

News Release

BROOKFIELD PROPERTY PARTNERS REPORTS

SOLID 2013 FOURTH QUARTER & FULL-YEAR RESULTS

February 6, 2014 — Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter and year ended December 31, 2013.

Pro Forma Financial Results(1)

	Three months ended Dec. 31,		Year ended Dec. 31,
US$ millions (except per unit amounts)	2013	2012	2013	2012
Fully-diluted FFO (2) (3)	$150	$135	$561	$506
- per unit	$0.29	$0.29	$1.17	$1.09

Net income (2)	$190	$312	$995	$1,343
- per unit	$0.37	$0.67	$2.10	$2.88

(1)Pro forma financial results reflect the International Financial Reporting Standards (“IFRS”) financial statements of Brookfield Property Partners L.P. with adjustments to give effect to the spinoff of the Partnership from Brookfield Asset Management Inc. for the periods presented prior to April 15, 2013, when the spinoff was effectuated.

(2) Fully-diluted FFO, and net income represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income. See “Reconciliation of Non-IFRS Measures” below in this news release for the components.

(3) Non IFRS measure. See definition under “Basis of Presentation”

Brookfield Property Partners reported fully-diluted FFO of $561 million ($1.17 per unit) for the year ended December 31, 2013 versus $506 million ($1.09 per unit) in 2012.

For the quarter ended December 31, 2013, fully-diluted FFO increased to $150 million ($0.29 per unit) versus $135 million ($0.29 per unit) for the same period in 2012.  These results reflect a strong performance from the Partnership’s retail assets and significant investments in its retail and industrial platforms, which were offset by the expiration of a significant lease within its office platform.

For the year ended December 31, 2013, net income was $995 million ($2.10 per unit) versus $1,343 million ($2.88 per unit) in 2012.  Net income was $190 million ($0.37 per unit) for the quarter ended December 31, 2013 versus $312 million ($0.67 per unit) in the same period in 2012.  The Partnership booked fair value gains of $872 million and $95 million, respectively, for the year and the quarter ended December 31, 2013, which were less than the fair value gains in comparable periods in 2012, primarily accounting for the decrease in net income.

“In 2013 we made significant progress advancing our vision of becoming the leading globally-diversified owner and operator of high-quality real estate assets.  We made a number of acquisitions that expanded the footprints of our industrial and multi-family platforms, and we invested $1.4 billion to increase our stake in General Growth

Properties,” said Ric Clark, Chief Executive Officer. “Looking forward to 2014, we are excited to formally launch our offer to acquire “any and all” of the shares of Brookfield Office Properties that we don’t own, and we are optimistic that we will be able to acquire 100% of BPO, which will further accelerate our business plan.”

Segment Performance

Brookfield Property Partners’ office platform generated fully-diluted FFO of $339 million for the year ended December 31, 2013 versus $364 million in 2012. This is primarily due to a $26 million decrease in dividends received on our investment in Canary Wharf Group plc in 2013.  Excluding Canary Wharf dividends, fully diluted FFO was $325 million for the year ended December 31, 2013 versus $324 million in 2012.  The results reflected a significant reduction in interest expense as a result of refinancing activities offset by a major lease expiry at Brookfield Place New York in Q4 2013.  In the fourth quarter of 2013, fully diluted FFO was $81 million versus $85 million in the same period last year as a $14 million dividend from Canary Wharf in Q4 2013 largely offset the impact of the aforementioned lease expiration.

The Partnership’s retail platform produced fully-diluted FFO of $325 million for the year ended December 31, 2013 versus $262 million in 2012.  In the fourth quarter of 2013, fully-diluted FFO was $110 million versus $88 million in same quarter of 2012. The increase in results for the quarter and year were driven by the acquisition of additional interests in General Growth Properties Inc. (GGP) and Rouse Properties Inc. (RSE) in November 2013, higher occupancy levels, which improved to 95.9%, a 10% increase in suite-to-suite lease spreads, and interest expense savings from refinancings.

Brookfield Property Partners’ multi-family, industrial and other platform posted fully-diluted FFO of $50 million for the year ended December 31, 2013 compared with $7 million in 2012.  In the fourth quarter of 2013, fully-diluted FFO was nil compared with a loss of $6 million in the same period in 2012. The increase in results for the quarter and the year was largely due to acquisitions of industrial and multi-family assets during the year, in which the Partnership deployed approximately $325 million of equity.

	Three months ended Dec. 31,		Year ended Dec. 31,
	2013	2012	2013	2012
US$ millions	BPY	BPY Pro forma	BPY Pro forma	BPY Pro forma
Fully-diluted FFO by segment
Office	81	85	339	364
Retail	110	88	325	262
Multi-Family, Industrial, and Other	—	(6)	50	7
Corporate	(41)	(32)	(153)	(127)
Fully-diluted FFO (1) (2)	$150	$135	$561	$506

Net income by segment
Office	$69	$160	$723	$701
Retail	198	179	445	720
Multi-Family, Industrial, and Other	(3)	(14)	50	(27)
Corporate	(74)	(13)	(223)	(51)
Net income (1)	$190	$312	$995	$1,343

(1) Fully-diluted FFO and net income represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income. See “Reconciliation of Non-IFRS Measures” below in this news release for the components.

(2) Non IFRS measure. See definition under “Basis of Presentation”.

Update on Brookfield Office Properties (“BPO”) Acquisition

In September of 2013, Brookfield Property Partners announced its intention to make an offer to acquire “any and all” of the outstanding shares of BPO that it does not own in exchange for a combination of BPY units and cash (the “Offer”).  In December, the Partnership agreed to increase the cash portion of the Offer.  Under the terms of the Offer, BPO shareholders can elect to receive consideration for each BPO common share tendered of either 1.0 Limited Partnership Unit of Brookfield Property Partners or $20.34 in cash, subject in each case to proration based on the maximum number of BPY Limited Partnership Units and the maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO common shares that are tendered under the Offer.  Brookfield Property Partners is pleased to report that the BPO Board of Directors intends to unanimously recommend the Offer and that the mid-point of the value of our units and the value of the cash consideration in the Offer are each higher than the mid-point of the value of the BPO common shares, as determined by BPO’s independent valuator.

Brookfield Property Partners has filed its offer documents with the U.S. Securities and Exchange Commission (the “SEC”), and it plans to formally launch the Offering shortly.

Significant Transactions during the Fourth Quarter

During the fourth quarter of 2013, Brookfield Property Partners, directly or through affiliates, disposed of 23 assets, raising $190 million of net proceeds and generating $8 million of nets gains above its IFRS carrying value for these assets.  Brookfield Property Partners recycled this capital into 22 acquisitions, deploying $2.2 billion of net equity.  Highlights from the quarter include:

Office

•                  Acquired One North End Avenue, which is a  509,000 square foot office building in downtown Manhattan that will be integrated in Brookfield Place New York; acquired the remaining 50% interest in 125 Old Broad Street in London.

•                  Closed on the acquisition of MPG Office Trust, Inc. through a fund, with institutional investors, which now owns seven Class A office properties totaling 8.3 million square feet in Downtown Los Angeles.

Retail

•                  Closed on the acquisition of additional interests in GGP and RSE for $1.4 billion, increasing ownership on a fully-diluted basis to 32% and 39%, respectively.

•                  Completed over 2.1 million square feet of regional mall acquisitions in the U.S.

Multi-family, Industrial and Other

•                  Closed acquisition of Industrial Developments International with institutional partners for an aggregate investment of $1.1 billion.

•                  Closed on the acquisition of 17 apartment communities adding approximately 4,300 multi-family units located primarily in the southeastern United States.

Distribution Declaration

The Board of Directors has declared a quarterly distribution of $0.25 per unit payable on March 31, 2014 to unitholders of record at the close of business on February 28, 2014. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The distribution represents an annualized distribution of $1.00 per unit.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

Brookfield Property Partners’ Supplemental Information Package and Letter to Unitholders can be accessed before the market open on February 6, 2014 at www.brookfieldpropertypartners.com.  This additional information should be read in conjunction with this press release.

Conference Call

Analysts, investors and other interested parties are invited to participate in Brookfield Property Partners’ live conference call reviewing 2013 fourth quarter and full-year results on Thursday, February 6, 2014 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and

Brian Kingston, president & chief investment officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 888.334.3034 or toll 719.457.2602, pass code 7707759, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com. A replay of this call can be accessed through March 6, 2014 by dialing toll free 888.203.1112 or toll 719.457.0820, pass code 7707759. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”) (on a total and per unit basis) and equity per unit. NOI, FFO, fully-diluted funds from operations (“fully-diluted FFO”) (on a total and per unit basis) and equity per unit do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in consolidated subsidiaries, but before non-controlling interests in the REUs. Fully-diluted FFO is defined as FFO plus the FFO that would have been attributable to the partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and fully-diluted FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and fully-diluted FFO with the financial information accompanying this press release. The partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Offer will be subject to conditions, which may not be satisfied; if the Offer is not accepted by a sufficient number of BPO common shareholders, some of the benefits to Brookfield Property Partners may not be realized; the length of time necessary to consummate the Offer may be longer than anticipated; BPO shareholders who would like to exchange their common shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected  benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Important Information

This News Release relates, in part, to Brookfield Property Partners’ previously announced proposal to acquire BPO through a tender offer for any or all of the common shares of BPO that it does not currently own (the “Offer”). Brookfield Property Partners has filed a Registration Statement on Form F-4 and a Transaction Statement on Schedule 13e-3, and intends to file a Tender Offer Statement on Schedule 14D-1F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”), with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 25,000 multi-family units, 68 million square feet of industrial space and a 19 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Consolidated Balance Sheet

	BPY	BPY-Pro forma	BPY
(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2012
Assets
Non-current assets
Investment properties	$34,153	$30,956	$31,696
Equity accounted investments	9,281	7,470	8,038
Other non-current assets	5,981	6,381	5,606
Loans and notes receivable	20	246	246
	49,435	45,053	45,586
Current assets
Loans and notes receivable	608	212	212
Accounts receivable and other	1,035	989	989
Cash and cash equivalents	1,368	891	894
	3,011	2,092	2,095
Total assets	$52,446	$47,145	$47,681
Liabilities and equity
Non-current liabilities
Property debt	$16,520	$15,916	16,442
Capital securities	2,181	1,914	664
Other non-current liabilities	250	439	439
Deferred tax liability	1,532	1,075	973
	20,483	19,344	18,518
Current liabilities
Property debt	5,120	3,366	3,366
Capital securities	188	202	202
Accounts payable and other liabilities	1,665	1,559	1,592
	6,973	5,127	5,160
Total liabilities	27,456	24,471	23,678
Equity
Limited partners	2,528	2,028	—
General partner	4	4	—
Brookfield Asset Management Inc.	—	—	13,163
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,092	9,777	—
Interests of others in operating subsidiaries	11,366	10,865	10,840
Total equity	24,990	22,674	24,003
Total liabilities and equity	$52,446	$47,145	$47,681

See Appendix A “Reconciliation of the Partnership’s financial results to pro forma financial results” for an explanation of the adjustments.

Consolidated Statements of Income

	BPY		BPY Pro-Forma
(US$ Millions) Three months ended December 31,	2013	2012	2012
Commercial property and hospitality revenue	$944	$975	$954
Investment and other revenue	77	39	56
Total revenue	1,021	1,014	1,010
Direct commercial property and hospitality expense	552	545	540
Interest expense	270	278	287
Administration and other expense	114	40	52
Total expenses	936	863	879
Fair value gains, net	95	206	206
Share of equity accounted income	292	253	242
Income before income taxes	472	610	579
Income tax expense	146	25	92
Net income	$326	$585	$487
Net income attributable to:
Limited partners	$35	$—	$56
General partner	—	—	—
Brookfield Asset Management Inc.	—	410	—
Non-controlling interests:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	155	—	256
Interests of others in operating subsidiaries	136	175	175
Net income	$326	$585	$487

	BPY		BPY-Pro forma
(US$ Millions) Year ended December 31,	2013	2012	2013	2012
Commercial property and hospitality revenue	$4,078	$3,601	$4,059	$3,523
Investment and other revenue	209	167	222	221
Total revenue	4,287	3,768	4,281	3,744
Direct commercial property and hospitality expense	2,285	1,876	2,280	1,858
Interest expense	1,088	1,020	1,100	1,052
Administration and other expense	355	205	370	255
Total expenses	3,728	3,101	3,750	3,165
Fair value gains, net	870	1,227	872	1,227
Share of equity accounted income	835	1,235	824	1,196
Income before income taxes	2,264	3,129	2,227	3,002
Income tax expense	501	489	376	494
Net income	$1,763	$2,640	$1,851	$2,508
Net income attributable to:
Limited partners	$118	$—	$173	$233
General partner	—	—	—	—
Brookfield Asset Management Inc.	232	1,476	—	—
Non-controlling interests:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	557	—	822	1,110
Interests of others in operating subsidiaries	856	1,164	856	1,165
Net income	$1,763	$2,640	$1,851	$2,508

See Appendix A “Reconciliation of the Partnership’s financial results to pro forma financial results” for an explanation of the adjustments.

Reconciliation of Non-IFRS Measures

	BPY		BPY Pro-Forma
(US$ Millions) Three months ended December 31,	2013	2012	2012
Commercial property and hospitality revenue	$944	$975	$954
Direct commercial property and hospitality expense	(552)	(545)	(540)
Depreciation and amortization of real estate assets(1)	27	16	16
NOI	419	446	430
Investment and other revenue	77	39	56
Share of equity accounted income excluding fair value gains and income tax expense	133	128	117
Interest expense	(270)	(278)	(287)
Administration and other expense	(114)	(40)	(52)
Non-controlling interests of others in operating subsidiaries in funds from operations	(103)	(130)	(130)
FFO (2,3)	142	165	134
FFO from General Growth Properties Inc. Warrants	8	1	1
Fully-diluted FFO (2,3)	150	166	135
FFO from General Growth Properties Inc. Warrants	(8)	(1)	(1)
Depreciation and amortization of real estate assets(1)	(27)	(16)	(16)
Fair value gains, net	95	206	206
Share of equity accounted fair value gains	159	125	125
Income tax expense	(146)	(25)	(92)
Share of equity accounted income tax expense	—	—	—
Non-controlling interests of others in operating subsidiaries in non-FFO items	(33)	(45)	(45)
Net income before non-controlling interests of others in operating subsidiaries	190	410	312
Net income attributable to non-controlling interests of others in operating subsidiaries	136	175	175
Net income (3)	$326	$585	$487

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.

(2) FFO and Fully-diluted FFO represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income.

(3) For the BPY columns FFO and net income are also attributable to Brookfield Asset Management Inc. for the period prior to the spin-off of BPY (April 15, 2013).

	BPY		BPY-Pro forma
(US$ Millions) Year ended December 31,	2013	2012	2013	2012
Commercial property and hospitality revenue	$4,078	$3,601	$4,059	$3,523
Direct commercial property and hospitality expense	(2,285)	(1,876)	(2,280)	(1,858)
Depreciation and amortization of real estate assets(1)	124	49	124	49
NOI	1,917	1,774	1,903	1,714
Investment and other revenue	209	167	222	221
Share of equity accounted income excluding fair value gains and income tax expense	435	427	424	388
Interest expense	(1,088)	(1,020)	(1,100)	(1,052)
Administration and other expense	(355)	(205)	(370)	(255)
Non-controlling interests of others in operating subsidiaries in funds from operations	(536)	(512)	(536)	(512)
FFO (2,3)	582	631	543	504
FFO from General Growth Properties Inc. Warrants	18	2	18	2
Fully-diluted FFO (2,3)	600	633	561	506
FFO from General Growth Properties Inc. Warrants	(18)	(2)	(18)	(2)
Depreciation and amortization of real estate assets(1)	(124)	(49)	(124)	(49)
Fair value gains, net	870	1,227	872	1,227
Share of equity accounted fair value gains	414	808	414	808
Income tax expense	(501)	(489)	(376)	(494)
Share of equity accounted income tax expense	(14)	—	(14)	—
Non-controlling interests of others in operating subsidiaries in non-FFO items	(320)	(652)	(320)	(653)
Net income before non-controlling interests of others in operating subsidiaries	907	1,476	995	1,343
Net income attributable to non-controlling interests of others in operating subsidiaries	856	1,164	856	1,165
Net income (3)	$1,763	$2,640	$1,851	$2,508

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.

(2) FFO and Fully-diluted FFO represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income.

(3) For the BPY columns FFO and net income are also attributable to Brookfield Asset Management Inc. for the period prior to the spin-off of BPY (April 15, 2013).

See Appendix A “Reconciliation of the Partnership’s financial results to pro forma financial results” for an explanation of the adjustments.

Appendix A: Reconciliation of the Partnership’s financial results to pro forma financial results

	Brookfield	Pro Forma Adjustments						Pro Forma
As at December 31, 2012 (US$ Millions)	Property Partners L.P.	Australian Investments (a)	Capital Securities (b)	Preferred Shares (c)	Equity (d)	Tax Impact of Reorganization (e)	Total Pro Forma Adjustments	Brookfield Property Partners L.P.

Assets
Non-current assets
Investment properties	$31,696	$(740)	$—	$—	$—	$—	$(740)	$30,956
Equity accounted investments	8,038	(568)	—	—	—	—	(568)	7,470
Other non-current assets	5,606	775	—	—	—	—	775	6,381
Loans and notes receivable	246	—	—	—	—	—	—	246
	45,586	(533)	—	—	—	—	(533)	45,053
Current assets
Loans and notes receivable	212	—	—	—	—	—	—	212
Accounts receivable and other	989	—	—	—	—	—	—	989
Cash and cash equivalents	894	(3)	—	—	—	—	(3)	891
	2,095	(3)	—	—	—	—	(3)	2,092
Total assets	$47,681	$(536)	$—	$—	$—	$—	$(536)	$47,145
Liabilities and equity
Non-current liabilities
Property debt	$16,442	$(526)	$—	$—	$—	$—	$(526)	$15,916
Capital securities	664	—	1,250	—	—	—	1,250	1,914
Other non-current liabilities	439	—	—	—	—	—	—	439
Deferred tax liability	973	59	—	—	—	43	102	1,075
	18,518	(467)	1,250	—	—	43	826	19,344
Current liabilities
Property debt	3,366	—	—	—	—	—	—	3,366
Capital securities	202	—	—	—	—	—	—	202
Accounts payable and other liabilities	1,592	(33)	—	—	—	—	(33)	1,559
	5,160	(33)	—	—	—	—	(33)	5,127
Equity
Limited partners	—	—	—	—	2,028	—	2,028	2,028
General partner	—	—	—	—	4	—	4	4
Brookfield Asset Management Inc.	13,163	(36)	(1,250)	(25)	(11,809)	(43)	(13,163)	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	—	—	—	—	9,777	—	9,777	9,777
Interests of others in operating subsidiaries	10,840	—	—	25	—	—	25	10,865
Total equity	24,003	(36)	(1,250)	—	—	(43)	(1,329)	22,674
Total liabilities and equity	$47,681	$(536)	$—	$—	$—	$—	$(536)	$47,145

See notes for an explanation of each adjustment.

	Brookfield	Pro Forma Adjustments						Pro Forma
	Property	Australian	Capital		Tax Impact of	Management	Total Pro	Brookfield
For the year ended December 31, 2013	Partners	Investments	Securities	Equity	Reorganization	Fee	Forma	Property
(US$ Millions)	L.P.	(a)	(b)	(d)	(e)	(f)	Adjustments	Partners L.P.

Commercial property and hospitality revenue	4,078	(19)	—	—	—	—	(19)	4,059
Investment and other revenue	209	13	—	—	—	—	13	222
Total revenue	4,287	(6)	—	—	—	—	(6)	4,281
Direct commercial property and hospitality expense	2,285	(5)	—	—	—	—	(5)	2,280
Interest expense	1,088	(10)	22	—	—	—	12	1,100
Administration and other expense	355	—	—	—	—	15	15	370
Total expenses	3,728	(15)	22	—	—	15	22	3,750
Fair value gains	870	2	—	—	—	—	2	872
Share of net earnings from equity accounted investments	835	(11)	—	—	—	—	(11)	824
Income before income taxes	2,264	—	(22)	—	—	(15)	(37)	2,227
Income tax (expense) benefit	(501)	—	—	—	122	3	125	(376)
Net income	$1,763	$—	$(22)	$—	$122	$(12)	$88	$1,851

Net income attributable to:
Limited partners	$118	$—	$—	$55	$—	$—	$55	$173
General partner	—	—	—	—	—	—	—	—
Brookfield Asset Management Inc.	232	—	(22)	(320)	122	(12)	(232)	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	557	—	—	265	—	—	265	822
Interests of others in operating subsidiaries	856	—	—	—	—	—	—	856
	$1,763	$—	$(22)	$—	$122	$(12)	$88	$1,851

	Brookfield	Pro Forma Adjustments						Pro Forma
	Property	Australian	Capital		Tax Impact of	Management	Total Pro	Brookfield
For the three months ended December 31, 2012	Partners	Investments	Securities	Equity	Reorganization	Fee	Forma	Property
(US$ Millions)	L.P.	(a)	(b)	(d)	(e)	(f)	Adjustments	Partners L.P.

Commercial property and hospitality revenue	975	(21)	—	—	—	—	(21)	954
Investment and other revenue	39	17	—	—	—	—	17	56
Total revenue	1,014	(4)	—	—	—	—	(4)	1,010
Direct commercial property and hospitality expense	545	(5)	—	—	—	—	(5)	540
Interest expense	278	(10)	19	—	—	—	9	287
Administration and other expense	40	—	—	—	—	12	12	52
Total expenses	863	(15)	19	—	—	12	16	879
Fair value gains	206	—	—	—	—	—	—	206
Share of net earnings from equity accounted investments	253	(11)	—	—	—	—	(11)	242
Income before income taxes	610	—	(19)	—	—	(12)	(31)	579
Income tax (expense) benefit	(25)	—	—	—	(70)	3	(67)	(92)
Net income	$585	$—	$(19)	$—	$(70)	$(9)	$(98)	$487

Net income attributable to:
Limited partners	$—	$—	$—	$56	$—	$—	$56	$56
General partner	—	—	—	—	—	—	—	—
Brookfield Asset Management Inc.	410	—	(19)	(312)	(70)	(9)	(410)	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	—	—	—	256	—	—	256	256
Interests of others in operating subsidiaries	175	—	—	—	—	—	—	175
	$585	$—	$(19)	$—	$(70)	$(9)	$(98)	$487

See notes for an explanation of each adjustment.

	Brookfield	Pro Forma Adjustments							Pro Forma
For the year ended December 31, 2012 (US$ Millions)	Property Partners L.P.	Australian Investments (a)	Capital Securities (b)	Preferred Shares (c)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments	Brookfield Property Partners L.P.

Commercial property and hospitality revenue	3,601	(78)	—	—	—	—	—	(78)	3,523
Investment and other revenue	167	54	—	—	—	—	—	54	221
Total revenue	3,768	(24)	—	—	—	—	—	(24)	3,744
Direct commercial property and hospitality expense	1,876	(18)	—	—	—	—	—	(18)	1,858
Interest expense	1,020	(45)	77	—	—	—	—	32	1,052
Administration and other expense	205	—	—	—	—	—	50	50	255
Total expenses	3,101	(63)	77	—	—	—	50	64	3,165
Fair value gains	1,227	—	—	—	—	—	—	—	1,227
Share of net earnings from equity accounted investments	1,235	(39)	—	—	—	—	—	(39)	1,196
Income before income taxes	3,129	—	(77)	—	—	—	(50)	(127)	3,002
Income tax (expense) benefit	(489)	—	—	—	—	(18)	13	(5)	(494)
Net income	$2,640	$—	$(77)	$—	$—	$(18)	$(37)	$(132)	$2,508

Net income attributable to:
Limited partners	$—	$—	$—	$—	$233	$—	$—	$233	$233
General partner	—	—	—	—	—	—	—	—	—
Brookfield Asset Management Inc.	1,476	—	(77)	(1)	(1,343)	(18)	(37)	(1,476)	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	—	—	—	—	1,110	—	—	1,110	1,110
Interests of others in operating subsidiaries	1,164	—	—	1	—	—	—	1	1,165
	$2,640	$—	$(77)	$—	$—	$(18)	$(37)	$(132)	$2,508

See notes for an explanation of each adjustment.

Notes regarding pro forma financial information:

The pro forma financial information in this release has been prepared to give effect to the acquisition by Brookfield Property Partners of Brookfield’s commercial property operations (the “spinoff”), including its office, retail, multi-family, industrial and other assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities. The commercial property operations transferred to the partnership through the spinoff include all of the commercial property operations of Brookfield included in the financial statements.

In addition, the pro forma information was prepared reflecting adjustments for the following:

(a)         Acquisition of interests in Brookfield’s Australian properties through participating loan interests.

(b)         Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the business acquired by the partnership.

(c)          Issuance of $25 million of Preferred Shares by certain holding entities of Brookfield Property Partners.

(d)         Issuance of partnership units by Brookfield Property Partners as partial consideration for the business acquired, and issuance of approximately 80 million units of the partnership in the spinoff based on the number of Class A limited voting shares and Class B limited voting shares of Brookfield.

(e)          Reorganization of the legal structure through which the business is held, including the issuance of certain inter-company debt between the property partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments.

(f)           Annual management fees of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement.

The unaudited pro forma information has been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma financial information is provided for information purposes only and is not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated.